
13030246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC
RECEIVED
PROCESSING
FEB 28 2013
WASH, D.C.
SECTION

SEC FILE NUMBER
8- 66183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INDEPENDENT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6660 S. SHERIDAN RD, SUITE 260
(No. and Street)

TULSA	OK	74133-1766
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP PALMER — 918-492-9484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC, CPAs
(Name – *if individual, state last, first, middle name*)

506 N CHURCH STREET	ATKINS	AR	72823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST INDEPENDENT FINANCIAL SERVICES, INC.

Financial Statements
Two Years Ended December 31, 2012 and 2011

(With Independent Auditors' Report)

DUVALL & FORD, PLLC
Certified Public Accountants
506 NORTH CHURCH STREET
ATKINS, AR 72823
(479) 641-2500

FIRST INDEPENDENT FINANCIAL SERVICE, INC.
DECEMBER 31, 2012 AND 2011

OATH OR AFFIRMATION

I, PHILLIP H. PALMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Independent Financial Services, Inc., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA J. ROTH
Notary Public in and for
STATE OF OKLAHOMA
Commission # 03011066
Expires: August 21, 2015

Signature

President

Title

Debra J. Roth

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Board of Directors
FIRST INDEPENDENT FINANCIAL SERVICES, INC.
Tulsa, Oklahoma

We have audited the accompanying statements of financial condition of **First Independent Financial Services, Inc** as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Independent Financial Services, Inc.** as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 4, 2012

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 159,582	$ 150,962
Restricted cash deposit - clearing organization - Note 1	25,000	25,000
Securities	-	-
Accounts receivable	159,280	164,419
Income taxes receivable	2,500	-
Prepaid expenses	18,370	19,347
Building deposits	4,500	4,500
Total current assets	369,232	364,228
PROPERTY AND EQUIPMENT, NET	-	-
Total Assets	$ 369,232	$ 364,228

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts Payable	$ 400	$ -
Accrued Liabilities	178,562	193,781
Income taxes payable	-	9,300
Payroll liabilities payable	4,200	4,350
Total current liabilities	183,162	207,431
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, authorized 50,000 shares, issued and outstanding 500 shares	500	500
Additional paid-in capital	126,000	126,000
Retained earnings	59,570	30,297
Accumulated other comprehensive income	-	-
Total stockholders' equity	186,070	156,797
Total Liabilities and Stockholders' Equity	$ 369,232	$ 364,228

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS ON INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Commissions	$ 2,984,771	$ 2,468,350
Other Income	80,131	143,461
Total Operating Revenue	3,064,902	2,611,811
OPERATING EXPENSES		
Employee Compensation and Expenses	315,710	281,496
Regulatory, Exchange, Clearing fees and Expenses	10,719	13,428
Occupancy Expense	54,942	52,104
Communication	9,079	8,955
Contracted Services	2,469,939	1,973,014
Insurance	52,569	74,318
Other Operating Expenses	117,925	131,752
Total Expenses	3,030,883	2,535,067
INCOME FROM OPERATIONS	34,019	76,744
OTHER INCOME (EXPENSE)		
Interest	1,954	1,584
Dividends	-	-
NET INCOME	$ 35,973	$ 78,328
INCOME TAX		
Income tax	6,700	9,600
NET INCOME AFTER TAX	$ 29,273	$ 68,728
Other Comprehensive income		
Unrealized gains(loss) on available for sale securities:		
Unrealized holding gains during the period	-	-
COMPREHENSIVE INCOME	$ 29,273	$ 68,728

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2010	$ 500	$ 126,000	$ (36,847)	$ (244)	$ 53,951
Dividends paid	-	-	-	-	-
Net income for the year	-	-	67,144		67,144
Unrealized holding gain	-	-	-	244	244
Balance - December 31, 2011	$ 500	$ 126,000	$ 30,297	$ -	$ 121,339
Dividends paid	-	-	-	-	-
Net income for the year			29,273		29,273
Unrealized holding gain				-	-
Balance - December 31, 2012	$ 500	$ 126,000	$ 59,570	$ -	$ 150,612

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 29,273	$ 67,144
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	-	-
Change in:		
Accounts receivable - commissions	5,139	(680)
Prepaid Expenses	977	(681)
Income Taxes Receivable	(2,500)	-
Accounts payable	400	-
Accured Liabilities	(15,219)	21,402
Accured income taxes payable	(9,300)	9,600
Payroll liabilities	(150)	(4,318)
Net Cash From Operating Activities	8,620	92,467
CASH FLOWS FROM INVESTING ACTIVITIES		
Refund of building deposit	-	-
Purchase of available for sale securities	-	-
Net Cash Provided (Used For) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Change in Other Comprehensive Income		
Dividends paid	-	-
Net Cash Provided (Used For) Financing Activities	-	-
NET CHANGE IN CASH AND CASH EQUIVALENTS	8,620	92,467
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	150,962	58,495
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 159,582	$ 150,962

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Balance - January 1	$ -	$ -
Increase (decrease)	$ -	$ -
Balance- December 31	$ -	$ -

See accompanying notes to financial statements

FIRST INDEPENDENT FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
First Independent Financial Services, Inc. ("the Company") was organized in the state of Oklahoma on February 10, 2004, and is a registered broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily a retail and institutional brokerage firm and does not intend to make markets, take proprietary positions or participate as an underwriter in public offerings. The Company is an introducing broker and carries no customer monies or securities. All customer transactions are forwarded to a clearing broker on a fully disclosed basis. Commissions are received for mutual fund and insurance products.

Revenue Recognition
Revenues and expenses are accounted for on the accrual basis.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of the property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Fully depreciated assets still in use totaled approximately $5,380 and $5,380 for years ended December 31, 2012 and 2011, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statements of Cash Flows, management considers all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2012 and 2011, there are no cash equivalents.

Advertising
The Company follows the policy of charging advertising to expense as incurred.

Comprehensive Income
Statement of Financial Accounting Standards No. 130, *Reporting Comprehensive Income*, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented on the Statements of Income and Comprehensive Income.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Investments
All marketable securities are classified as "available for sale". Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in first-out (FIFO) method, are included in earnings. Unrealized holding gains and losses are reported in other comprehensive income.

Accounts Receivable – Commissions
The Company considers accounts receivable – commissions to be fully collectible. Accordingly, no allowance for doubtful accounts is deemed necessary. If accounts become uncollectible, they will be charged to operations when that determination is made. Determination of uncollectibility is made by management based on knowledge of specific accounts. Past-due status is based on contractual terms. Past-due accounts are not charged interest.

Basis of Presentation
The financial statements include all the accounts of FIRST INDEPENDENT FINANCIAL SERVICES, INC. which is engaged in a single line of business as a securities broker – dealer, which comprises several classes of service including principal transaction and agency transportation.

The accompanying statement of financial condition has been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the statement of financial condition is consistent with the rule.

Securities Transactions
Security transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date, which does not vary materially from the trade basis.

Restricted Cash Deposit with Clearing Organization
The clearing organization requires FIRST INDEPENDENT FINANCIAL SERVICES, INC. maintain a $25,000 cash balance on deposit. This may not be withdrawn for normal operating costs but is restricted to cover any errors charged to the company not as a result of the clearing organization.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the company's activities involve the execution and settlement of various securities transactions. These activities may expose the company to off-balance sheet credit and market risks in the event the customer or counter party is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

NOTE 2: RELATED PARTY TRANSACTIONS

The Company earns commissions from insurance related products that are paid to an affiliated company and transferred to First Independent Financial Services, Inc.. The company reported commissions income earned from the affiliated company during the years 2012 and 2011, totaling $200,924 and $381,805, respectively. A portion of these earned commissions were paid subsequent to year end resulting in an account receivable included on the balance sheet in the amount of $27,279 and $8,419 as of December 31, 2012 and 2011 , respectively.

NOTE 3: PROPERTY AND EQUIPMENT

Following are the major classifications of property and equipment:

	2012	2011
Office Equipment	$ 5,380	$ 5,380
Accumulated Depreciation	(5,380)	(5,380)
	$ 0	$ 0

NOTE 4: DETERMINATION OF THE RESERVE REQUIREMENT

Exemption from SEC Rule 15c3-3, which requires computation of the reserve requirement, is claimed based on Section (k)(2)(B) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting security transactions on a fully disclosed basis. The company does not maintain physical custody of securities or customer accounts. Because of such exemption, the company is not required to prepare a "Computation of Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements". Under this Section, exemption can be claimed if all customer transactions are cleared through another broker/dealer on a fully disclosed basis. All First Independent Financial Services, Inc. customer transactions are cleared through First Southwest Company.

NOTE 5: INCOME TAXES

At December 2012, the Company has utilized all available net operating loss carry-forwards leaving a remainder of available carry-forwards of $0. Net operating losses used in 2012 were $19,351.

Significant components of the anticipated refund for income taxes at 2012 were current federal and state tax, $2,500 and $0 respectively. Deferred federal and state tax, $0 and $0 respectively. Total current and deferred taxes were $6,700 and $0 respectively.

NOTE 5: INVESTMENTS

The table below provides detail of the investments:

December 31, 2012

	Number	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Fannie Mae Bonds	0	$ 0	$ 0	$ 0
		$ 0	$ 0	$ 0

December 31, 2011

	Shares	Cost	Gross Unrealized Gains (Losses)	Estimated Market Value
Fannie Mae Bonds	0	$ 0	$ 0	$ 0
		$ 0	$ 0	$ 0

In 2009, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements." Using the provisions within SFAS No. 157, the Company has characterized its investments in securities, based on the priority of inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level of input that is significant to the fair value measurement of the investment.

Investments recorded in the Balance Sheets based on the inputs to valuation techniques as follows:

Level 1- These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded mutual funds.

Level 2- These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

NOTE 6: INVESTMENTS – CONTINUED

Level 3- These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about assumptions market participants would use in pricing the investments.

The following table presents the Company's hierarchy for the investments measured at fair value on a recurring basis as of December 31, 2012:

	Quoted Market Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Available-for-sale securities			
Exchange traded bonds	$ 0	$ 0	$ 0

NOTE 7: COMMITMENTS

The Company is obligated under operating leases with remaining non-cancellable terms in excess of one year. Rent charged against operations for the year 2012 and 2011, was $54,942 and $52,104, respectively. Aggregate rentals for office space and equipment as of December 31, 2012 are as follows:

2013	$ 57,165
2014	$ 57,959
2015	$ 34,458

NOTE 8: ADDITIONAL CASH FLOW INFORMATION

The net increase in the unrealized holding gain (loss) on available for sale securities was $0 and $0 respectively, for the years ended December 31, 2012 and 2011.

NOTE 9: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure of the estimated fair value of financial instruments is required under the provisions of Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments". Management believes that the carrying amounts of the Company's financial instruments at December 31, 2012, which include cash and cash equivalents, commission's receivable, certificate of deposit and payables, are reasonable estimates of their fair value.

NOTE 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of the December 31, 2012, the company had net capital of $158,201, which was $146,157 in excess of its required minimum net capital of $12,044. The Company's aggregate indebtedness to net capital ratio was 114.2 to 1, as of December 31, 2012.

NOTE 11: SUBSEQUENT EVENTS

Subsequent events through February 4, 2012 are reflected in the accompanying financial statements and the related notes.